UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park II, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 23, 2012.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX ANNOUNCES CHANGE TO BANK’S BOARD OF DIRECTORS

Panama City, Republic of Panama, October 23, 2012 - Banco Latinoamericano de Comercio Exterior, S.A. (Bladex) (the Bank) (NYSE: BLX), announced that Chief Executive Officer, Rubens V. Amaral Jr. was named to replace former Chief Executive Officer, Mr. Jaime Rivera, who submitted his resignation effective July 31, 2012, on Bladex’s Board of Directors, representing All Classes.

Mr. Rubens V. Amaral Jr. will serve the remainder of Mr. Rivera´s original term due to expire in April 2015.

Mr. Amaral was the Chief Commercial Officer and the alternate to the CEO prior to Mr. Rivera´s resignation. Before joining Bladex in 2004, Mr. Amaral worked at Banco do Brasil for more than 28 years, developing a focus on and experience in international finance. Mr. Amaral held different positions and responsibilities within Banco do Brasil since he began his career in 1975. Mr. Amaral’s last position with Banco do Brasil was at the New York Branch, where he served as General Manager, as well as Managing Director for North America.

In addition, Mr. Amaral has actively participated in various banking industry institutions, such as: Trustee of the Institute of International Bankers (“IIB”), Member of the Advisory Board at the Center for Latin America Studies at The George Washington University, Member of the International Advisory Council of the Bankers Association for Finance and Trade (“BAFT”), and the Director of the Brazilian American Chamber of Commerce in New York. Mr. Amaral holds a Degree in Economics from the University of Vale do Paraíba, as well as special certification from the Alumni Association of the Brazilian Superior School of War in Political and Economic Affairs.

Bladex is a supranational bank originally established by the Central Banks of Latin America and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks, and institutional and retail investors.

For further information, please access Bladex’s website on the Internet at www.bladex.com or contact:

Bladex, Business Park, Torre V, Piso 5, Avenida La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama

Attention: Mr. Christopher Schech, Chief Financial Officer

Tel.: (507) 210-8630, E-mail: cschech@bladex.com

-or-

i-advize Corporate Communications, Inc., 20 Broad Street, 25th Floor,

New York, NY 10005

Attention: Ms. Melanie Carpenter or Mr. Peter Majeski

Tel.: (212) 406-3694, E-mail: bladex@i-advize.com